Exhibit 1

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. (“Oi” or the “Company”), in accordance with article 12 of CVM Instruction No. 358/02, informs the market that it received a letter from Bridge Administradora De Recursos Ltda., as transcribed below:

“Dear Sirs,

BRIDGE ADMINISTRADORA DE RECURSOS LTDA., a corporation with offices at Praia de Botafogo No. 501, Block I, room 201, Rio de Janeiro, Brazil, registered under the Taxpayers’ Registry No. 11.010.779/0001-42 (“BRIDGE”), informs that through the investment fund under its management, it has become the holder of 31,704,328 common shares and 17,190,300 preferred shares of Oi S.A. (“Company”), equivalent to 4.75% of the Company’s voting capital and 10.90% of the Company’s preferred shares, totaling 5.92% of the Company’s share capital.

BRIDGE clarifies that its Fund’s acquisition does not aim to achieve a particular percentage of equity.

BRDIGE informs that it does not intend to alter the control structure of the Company, whose capital stock is dispersed in the market, but rather it aims to influence the Company’s administrative structure.

It states that is does not possess other securities and derivative financial instruments referred to in the acquired shares and it has not entered into any other contracts or agreements that regulate the exercise of voting rights or the purchase and sale of the Company’s securities.

Sincerely,

BRIDGE ADMINISTRADORA DE RECURSOS LTDA”

Rio de Janeiro, June 15, 2016

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A.